Beth Waterfall

Cannabis Business + Brand Developer | CSR + ESG Advisor
Greater Boston

Contact

www.linkedin.com/in/bethwaterfall (LinkedIn)
www.bethwaterfall.com/ (Other)

Top Skills

Marketing Communications
Content Strategy
Creative Direction

Languages

Spanish

Honors-Awards

Top 10 Boston Law Firms to Follow on Twitter
40 Under 40
50 On Fire 2019

Publications

Marriage, Divorce and Parentage in This Post-Goodridge, Post-Windsor World
How Beth Waterfall-McSweeney became a cannabis advocate, educator, and industry expert
Cannabis Industry Advocates & Business Owners Brainstorm with Boston City Councilors
The Significance of the Women's Vote in 2016
A Love Story About the Emotional Cost of War

Summary

I help licensed and ancillary cannabis businesses stand out in an increasingly competitive and regulatorily complex marketplace.

From startups to multi-state operators, I dig deep to understand my client and help them connect with consumers, communities, and the media through a well-practiced and compliant mix of communications, connections, and unforgettable event experiences. Since 2015 I've worked with an exciting portfolio of cannabis clients and developed one of the largest and most trusted cannabis industry networks in New England. My cannabis advocacy work and nearly 20 years of experience working in various compliance-focused industries means I have the knowledge and skills to go toe-to-toe with the most senior—and unruly—executives, advocates, and adversaries.

In 2018, I was named to the Boston Business Journal's '40 Under 40' list in recognition of my work to break stigma and create opportunities for others in the cannabis industry. In 2019, BostInno included me as a '50 on Fire' winner in the Community category.

Experience

Beth Waterfall Creative
President and Founder
February 2014 - Present (8 years 2 months)

I help cannabis executives and businesses grow through effective communications, strategic connections and unforgettable event experiences. My business development and corporate communications strategic services are focused entirely on the cannabis industry and a select group of ancillary companies looking to enter the cannabis industry in a responsible, inclusive, and compliant fashion. Please visit bethwaterfall.com to learn more.

Clients: Garden Remedies, KushKart, MariMed, NECANN, Vicente Sederberg LLP, Ardent Cannabis, Lantern Cannabis Delivery, Trella Technologies, Cross Insurance, The Canna Mom Show, Apothercare, Coyote Cannabis

ELEVATE Northeast
Executive Director
December 2017 - Present (4 years 4 months)
Greater Boston Area

A true labor of love, ELEVATE NE was created by a group of women who wanted to build a bridge between the cannabis industry and the communities in which cannabis businesses hope to operate. We're developing a range of educational programs, collateral and strategic relationships with community leaders and business leaders from the cannabis industry because emerging cannabis businesses need educated consumers and hospitable communities in order to be successful and to ensure the safe access and administration of their products and services. Thank you for your support as we endeavor to educate, normalize and empower!

GLG
Council Member
December 2021 - Present (4 months)

Consulting exclusively to clients in the regulated cannabis and psychedelics spaces, helping them elevate and differentiate their business and brands in an increasingly competitive and regulatorily complex environment.

Rolling Stone Culture Council
Member and Contributor
August 2021 - Present (8 months)
Boston, Massachusetts, United States

Specifically selected as one of Rolling Stone Culture Council’s newest members because of my contributions to the cannabis industry. As a member I join senior leaders in various industries that influence how global culture is shaped, including: art, cannabis, entertainment, fashion, film, food and beverage, gaming, hospitality, media, music, sports, technology, television, and theater.

The Culture Council was formally launched in late 2020, and is an invitation-only community whose members and business accomplishments are reviewed and vetted for inclusion based on industry and thought leadership,

contributions to their industry and society, and a willingness to help lead what's next for music, arts, and related industries.

Trella Technologies Inc
Member, Board of Directors - Benefits Director
July 2021 - Present (9 months)
Massachusetts, United States

I serve as the Benefits Director on the Board of Directors for Trella Technologies

New England Cannabis Conventions
4 years 9 months

Member of Board Of Directors
July 2017 - Present (4 years 9 months)
Greater Boston Area

I am honored to be a member of NECANN's 12-person Board of Advisors, which is composed of canna-business and medical cannabis leaders that will help guide the company as NECANN continues to grow its series of B2B and B2C cannabis conventions throughout the US.

In this role I have the privilege of working with the other members of the Board, including:

Dr. Uma V.A. Dhanabalan, MD, MPH, FAAFP – Uplifting Health and Wellness
Catherine Lewis – Director of education, Marijuana Caregivers of Maine
Nic Easley – CEO, 3C Consulting, LLC
Jared Moffett - Director, Regulate RI
Paul McCarrier - President, Regulate Maine
Beth Waterfall – Chair of Women Grow: Boston and Principal, Beth Waterfall Creative
Chris Faraone - Editor, Dig Boston, & Director, Boston Institute of Non-Profit Journalism
Shanna Souza - President, New England Cannabis Consulting
Nicole Snow – Executive Director, Mass Patient Advocacy Alliance
Marta Downing – COO, Canna Care Docs
Eli Harrington – Co-founder, Managing Editor, Heady Vermont
Cole Markus – Co-Founder, President, The Reno Expo

Managing Director
November 2017 - July 2019 (1 year 9 months)
Greater Boston Area

I started as a blogger for NECANN in 2015 and was promoted to managing director in 2017. As managing director at NECANN my goal was to create an inclusive and welcoming experience that delivered engaging and valuable information, and created connections to and for cannabis professionals and the greater New England cannabis community.

Massachusetts Mothers for Regulation and Taxation of Marijuana
Founder
June 2016 - Present (5 years 10 months)

As the primary purchasers and caregivers in many homes, women, and particularly mothers, have a responsibility to understand ballot initiatives and cast votes in the best interest of our families and our own bodies. Massachusetts Mothers for Regulation and Taxation of Marijuana was created in 2016 to provide women in Massachusetts and across the US with a resource for information about the Massachusetts 2016 ballot question #4.

See more: http://www.mamoms4regulationandtaxation.com/

Tito Jackson for Mayor Campaign
Senior Communications Advisor
May 2017 - December 2017 (8 months)
Boston, MA

The special interests that Tito Jackson will represent as Mayor of Boston are the special interests of the citizens of Boston. He's a leader, not a follower, on issues that affect our city's present and future. I'm proud and honored to have the opportunity to contribute my writing and fundraising skills to this campaign. See more at: http://www.titojacksonformayor.com/

Women Grow
Chair, Women Grow:Boston
March 2016 - November 2017 (1 year 9 months)
Greater Boston Area

Please check out ELEVATE Northeast, the nonprofit organization borne from my experience leading Women Grow: Boston (elevatene.org)

Nixon Peabody LLP
Writer
November 2015 - November 2017 (2 years 1 month)
Greater Boston Area

Working with firm leadership, attorneys, compliance, HR, finance, IT, public relations, and the marketing team, I conceptualized and executed internal communications campaigns and projects, including firm intranet and videos production, and wrote and managed multiple projects to raise awareness of Nixon Peabody both internally and externally.

New England Cannabis Network (NECANN)
Editor
December 2015 - April 2016 (5 months)
Greater Boston Area

The New England Cannabis Network (NECANN) was conceived during a discussion lamenting the lack of an established resource hub for the rapidly expanding Medical Marijuana industry in New England. Our locally owned and operated conventions are compassionate gatherings where patients, advocates, businesses, entrepreneurs, investors, educators, and consumers can connect, learn, and grow.

BlumShapiro
Marketing Director
October 2014 - May 2015 (8 months)
Quincy, MA

As director of marketing for our growing firm's four Massachusetts offices I managed all advertising, thought leadership, public relations, business development, events, referral meetings, Microsoft CRM integration and coaching, community efforts, budget, and the evaluation and management of our Massachusetts sponsorships.

Burns & Levinson LLP
Marketing Communications Manager
September 2011 - September 2014 (3 years 1 month)
Boston, MA

As Marketing Communications Manager at Burns & Levinson, I led the Firm’s internal and external communications initiatives, managed our brand, and directed our public relations strategies and efforts. As an advocate for the Firm and individual attorneys, I also directed the Firm’s presence and participation in social networking sites including Facebook, Twitter, and LinkedIn as well as several blogs. I served as Editorial Director of the Firm’s client newsletter and served as project manager on a large variety of marketing activities.

Under my direction in 2013, Burns & Levinson was named one of BostInno's "10 Boston Law Firms to Follow on Twitter."

Burns & Levinson
Editor in Chief of Blogs
September 2011 - September 2014 (3 years 1 month)

Developed editorial calendars, provided regular ghostwriting and proofed all posts for the following Wordpress blogs at Burns & Levinson:

- Massachusetts Divorce Law Monitor (family law): http://www.massachusettsdivorcelawmonitor.com
- The In-House Advisor (corporate and employment law): http://www.in-houseadvisor.com
- Lex Indicium (art & intellectual property law): http://www.lexindicium.com
- ObvIPat (intellectual property & government contracts law): http://www.obvipat.com

I also served as editor in chief for the publication of The In-House Advisor, Volumes 1 & 2, which were book compilations of The In-House Advisor's most popular blog posts. The books supported our integrated marketing efforts around the blog and related events.

Grant Thornton LLP Boston
Senior Associate - Marketing
August 2007 - September 2011 (4 years 2 months)

Supported all marketing and business development activities with a focus on the financial services, not-for-profit, health care, technology and consumer products industries. Continuously awarded additional responsibilities based upon exceptional work ethic, ability to manage multiple deadlines and commitment to continual improvement for myself, my marketing team, and the firm. Appointed to serve on two national committees within the firm's marketing and sales organization during global restructuring.

• Managed all marketing and sales activities for Boston office Financial Services practice by creating communications, managing events, and developing strategic external relationships and sponsorships
• Managed annual pipeline of over 400 proposals and presentations; performed win/loss analyses

• Led social media education and implementation for over 180 staff by creating training materials and writing content for partners and staff to post on LinkedIn, Twitter and internal blogs
• Managed marketing budget; managed invoices for mailings, events, vendors and advertising buys
• Communicated firm’s competitive advantages and value proposition through carefully created marketing materials, including proposals, presentations, seminars, mailings, eComms and press releases
• Appointed to national committee that restructured proposal processes for over 4,000 annual proposals
• Selected to serve on international brand awareness committee to educate colleagues on new advertising and brand specifications; included extensive writing of educational content for firm intranet
• Trained and mentored marketing associates and interns; managed and evaluated their work

The Law Offices of James Sokolove
Product Manager
August 2004 - August 2007 (3 years 1 month)

• Developed marketing strategies and monitored weekly television, print, radio, and Web campaigns
• Managed quarterly marketing budgets for multiple on-air products; analyzed conversion rates and ROI
• Cultivated relationships with affiliate firms to ensure cohesive service and compliance

Jones and Bartlett Publishers
Marketing & Editorial Associate
March 2003 - August 2004 (1 year 6 months)

• Produced marketing communications collateral, including advertisements, posters, book covers, back cover copy, and press releases
• Created and managed website content and artwork for Nursing and Health Administration industries
• Communicated with renowned authors, attended launch meetings, and managed local and national marketing events

Education

Providence College

B.A., American Studies (major), Writing (minor), Studio Art (minor) · (1997 - 2001)

Harvard University Extension School

Marketing Management · (2011 - 2011)

Wachusett Regional High School

Diploma · (1993 - 1997)

Massachusetts College of Art and Design

InDesign Workshop · (2015 - 2015)

New England Grass Roots Institute

Women's Cultivation & Caregiving Program, Cannabis history, cannabis science, organic gardening, holistic healthcare · (2015 - 2015)